                                                                      Exhibit 28

             ALCO STANDARD REPORTS RECORD EARNINGS FOR FISCAL 1995,
              ANNOUNCES 2 FOR 1 STOCK SPLIT, AND DIVIDEND INCREASE

     Valley Forge, Pennsylvania--October 17, 1995--Alco Standard Corporation (NYSE:ASN) reported today record revenues and earnings for fiscal year 1995, a two for one stock split, and a dividend increase.

     Revenues for Alco's fiscal year ended September 30, 1995 were $9.9 billion, a 24% increase over fiscal 1994. Operating income grew 32% over the prior year to $477 million. Income from continuing operations for the year was $219 million, representing a 32% increase over adjusted income from continuing operations for last year.

     Earnings per share from continuing operations on a post-stock split basis were $1.81 (or $3.63 on a pre-stock split basis), a 27% increase over $1.43 the prior year. This comparison excludes a charge in 1994 for the sale of Alco's interest in a German-based joint venture. Including this charge, earnings per share were $0.55 in 1994.

     Net income for the year was $203 million, or $1.67 per share on a post-stock split basis, including a charge to discontinued operations of $16.5 million for environmental liabilities taken during the fourth quarter. Average shares outstanding increased 5% during the year.

     Alco Office Products posted revenues in fiscal year 1995 of $2.9 billion, an increase of 30%. Operating income advanced 26% to $252 million. Operating margins were 8.6%. Excluding expenses incurred to fund AOP's transformation, operating margins were 9.0% compared with 8.9% for 1994.

                                     -more-

     Strong internal growth and a record number of acquisitions contributed to the impressive growth at AOP. Excluding acquisitions, revenues in 1995 rose 17% and operating income 19%. The group acquired 101 companies in North America and the United Kingdom in fiscal 1995, representing $578 million in annualized revenues. AOP continues to turn in strong performances while it embarks on transforming its business to become the premier provider of office solutions.

     Revenues for Unisource grew to $7.0 billion, a 21% increase over the prior year. Operating income was up 39% to $225 million. Operating margins improved to 3.2% for the year versus 2.8% last year.

     This substantial growth is the result of a strong paper market, volume increases, benefits from the group's ongoing restructuring, and the impact of acquisitions. Unisource acquired 12 companies with annualized revenues of $152 million during the year.

     Unisource made substantial progress in its restructuring program in 1995. Customer Service Centers have been opened in all ten U.S. regions and the implementation has just begun for the information technology system that will support all Unisource activities.

     "We are very pleased with Alco's performance in 1995," remarked John Stuart, president and chief executive officer. "We achieved all of our major goals for the year, and we remain focused on the creation of shareholder value. The key performance measurements continue to be sustainable growth and cash return. Incentives throughout the company remain linked to both.

     "Alco Office Products and Unisource are at different stages in their transformations," Stuart continued. "As we continue to make progress in transforming both businesses, we will further enhance our position as market leaders, while strengthening our ability to meet our customers' needs in a superior fashion."

                                     -more-

     For the quarter ended September 30, 1995, total Alco revenues increased 27% to $2.7 billion. Operating income rose to $138 million, and income from continuing operations was up 34% to $66 million, or $0.52 per share ( $1.04 on a pre-split basis). Net income in the quarter was $49 million or $0.38 per share, including the charge to discontinued operations previously announced.
Net income in the fourth quarter of 1994 was $49 million, or $0.42 per share.

     Revenues in the fourth quarter for Alco Office Products were $814 million an increase of 34%. Operating income grew 29% to $71 million. Operating margins were 8.7%. Excluding expenses incurred to fund AOP's transformation, operating margins were 9.1% compared with 9.0% for the fourth quarter of 1994. Internal growth for AOP for the quarter was 16% for revenues and 17% for operating income.

     Unisource revenues for the fourth quarter were up 25% to $1.9 billion and operating income increased 38% to $67 million. Operating margins advanced to 3.6% versus 3.3% for the fourth quarter of 1994.

     Alco's board of directors yesterday approved a two for one common stock split. The record date for the split is October 27, 1995. Additional shares are expected to be mailed on November 9, 1995. The split will increase the number of shares issued to approximately 113 million.

     The board of directors also increased the quarterly common stock dividend to $0.14 per share ($0.28 per share on a pre-split basis). The post-stock split increase of $0.01 per share is double the amount of recent annual increases. This is the thirtieth straight year the dividend has been increased.

     John Stuart concluded, "The board's actions demonstrate our confidence in our ability to continue to create shareholder value. We intend to grow the company at an annual rate of 25% over the next three years."

                                     -more-

     Alco Standard Corporation, headquartered in Valley Forge, Pennsylvania, is the largest marketer and distributor of office equipment in North America and the United Kingdom, and the largest marketer and distributor of paper and imaging products, packaging systems, disposable paper and plastic products and maintenance supplies in North America.

                                     # # #

FINANCIAL SUMMARY (in thousands, except earnings per share)

                                                Fiscal Year Ended September 30
                                             -----------------------------------
                                              1995          1994       % Change
                                             ------        ------     ----------
Revenues
Alco Office Products                      $ 2,911,691   $ 2,240,429       30.0 %
Unisource
      United State                          6,183,308     5,107,587        21.1
      Canada                                  803,966       648,932        23.9
-------------------------------------------------------------------
Total Unisource                             6,987,274     5,756,519        21.4
Corporate & eliminations                       (7,139)         (896)
-------------------------------------------------------------------
                                          $ 9,891,826   $ 7,996,052        23.7
                                          ===========   ===========


Income
Alco Office Products                      $   251,751   $   199,400       26.3 %
Unisource
      United States                           184,147       148,762        23.8
      Canada                                   41,026        13,496
-------------------------------------------------------------------
Total Unisource                               225,173       162,258        38.8
-------------------------------------------------------------------
Operating income                              476,924       361,658        31.9
Unconsolidated affiliate                                   (117,158)
Interest                                      (55,838)      (43,802)
Nonallocated items                            (61,183)      (43,886)
-------------------------------------------------------------------
Income before taxes from
 continuing operations                        359,903       156,812
Taxes on Income                               140,630        86,203
-------------------------------------------------------------------
Income from continuing
 operations                                   219,273        70,609
Loss from discontinued
 operations, net of taxes                     (16,541)
-------------------------------------------------------------------
Net income                                    202,732        70,609
Less preferred dividends                       15,209        11,572
-------------------------------------------------------------------
Available to common
 shareholders                             $   187,523   $    59,037
                                          ===========   ===========

Earnings (Loss) Per Share (1)
From continuing operations                      $1.81         $0.55
From discontinued operations                   ($0.14)
-------------------------------------------------------------------
                                          $     $1.67   $      0.55
                                          ===========   ===========

Average Shares Outstanding (1)                112,520       107,458        4.7 %

(1) Adjusted for two for one stock split.

                                      ###

FINANCIAL SUMMARY (in thousands, except earnings per share)

                                               Three Months Ended September 30
                                             -----------------------------------
                                              1995          1994       % Change
                                             ------        ------     ----------
Revenues
Alco Office Products                      $   813,674   $   608,904      33.6 %
Unisource
      United States                         1,643,478     1,321,590       24.4
      Canada                                  213,207       168,438       26.6
-------------------------------------------------------------------
Total Unisource                             1,856,685     1,490,028       24.6
Corporate & eliminations                       (1,846)        4,592
-------------------------------------------------------------------
                                          $ 2,668,513   $ 2,103,524       26.9
                                          ===========   ===========


Income
Alco Office Products                      $    71,196   $    55,010      29.4 %
Unisource
      United States                            55,704        44,798       24.3
      Canada                                   11,574         4,135
-------------------------------------------------------------------
Total Unisource                                67,278        48,933       37.5
-------------------------------------------------------------------
Operating income                              138,474       103,943       33.2
Interest                                      (13,463)      (10,645)
Nonallocated items                            (18,625)      (13,975)
-------------------------------------------------------------------
Income before taxes from
 continuing operations                        106,386        79,323       34.1
Taxes on Income                                40,629        30,283
-------------------------------------------------------------------
Income from continuing operations              65,757        49,040       34.1
Loss from discontinued
 operations, net of taxes                     (16,541)
-------------------------------------------------------------------
Net Income                                     49,216        49,040
Less preferred dividends                        6,530         2,893
-------------------------------------------------------------------
Available to common shareholders          $    42,686   $    46,147
                                          ===========   ===========

Earnings (Loss) Per Share(1)
From continuing operations                      $0.52         $0.42      23.8 %
From discontinued operations                   ($0.14)
-------------------------------------------------------------------
                                                $0.38         $0.42
                                          ===========   ===========
Average Shares Outstanding(1)                 113,752       110,914       2.6 %
                                          ===========   ===========

(1) Adjusted for two for one stock split.

                                  ###